Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

August 13, 2014

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2014.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change See Schedule “A” attached hereto. 5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 13, 2014

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE
NYSE - AG
TSX – FR	August 13, 2014
Frankfurt – FMV

First Majestic Reports Second Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2014. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.comand on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

Keith Neumeyer, CEO and President of First Majestic, stated: “Production in the second quarter, marking another record, increased for the ninth consecutive quarter. Costs continue to improve and remain a primary focus. The bulk of our capital intensive projects are winding down; some by design and some by choice in order to preserve cash during these challenging times.”

“Looking forward over the coming quarters, we anticipate a continued steady pace of growth with a focus on increasing efficiencies through automation and reduction of input costs throughout our operations.”

SECOND QUARTER 2014 FINANCIAL HIGHLIGHTS

  Generated revenues of $66.9 million, a 3% increase compared to the previous quarter.

  Net earnings after taxes amounted to $7.6 million or earning per share of $0.06.

  Adjusted earnings per share (non-GAAP measure) of $0.02, after excluding non-cash and non- recurring items.

  Cash flow per share (non-GAAP) of $0.16, representing a 27% decrease from the prior quarter.

  Mine operating earnings amounted to $9.5 million, a decrease of 43% from Q1 2014, primarily due to the decrease in the silver price and higher depreciation, depletion and amortization expense at Del Toro, and a non-cash write-down of inventories at La Encantada.

  Total cash cost, net of by-product credits, was $9.63 per ounce, down 3% from the prior quarter.

  All-in sustaining cost (“AISC”) was $18.18 per payable silver ounce, down 3% from the prior quarter.

  Average realized silver price per ounce was $19.59, a decrease of 6% compared to the prior quarter.

  Cash and cash equivalents of $66.7 million held at the end of the quarter.

  Repurchased 40,000 common shares at an average price of CDN$9.96 on TSX under its Normal Course Issuer Bid.

SECOND QUARTER 2014 HIGHLIGHTS

	Q2	Q1	Q/Q	Q4	Q3	Q2
HIGHLIGHTS	2014	2014	Change	2013	2013	2013
Operating
Ore Processed/Tonnes Milled	671,024	637,663	5%	701,617	641,345	668,398
Silver Ounces Produced	3,098,218	2,895,497	7%	2,746,598	2,689,237	2,767,966
Silver Equivalent Ounces Produced	3,855,223	3,631,672	6%	3,421,161	3,370,457	3,268,117
Cash Costs pe rOunce(1)	$9.63	$9.88	(3%)	$9.66	$8.84	$9.43
All-in Sustaining Cost per Ounce(1)	$18.18	$18.71	(3%)	n/a	n/a	n/a
Total Production Cost per Tonne(1)	$51.81	$53.20	(3%)	$42.69	$43.49	$39.57
Average Realized Silver Price per Ounce ($/eq.oz.)(1)	$19.59	$20.90	(6%)	$20.61	$21.58	$22.19
Financial
Revenues ($millions)	$66.9	$65.3	3%	$59.0	$76.9	$48.4
Mine Operating Earnings ($millions)(2)	$9.5	$16.6	(43%)	$14.3	$29.2	$14.3
Net Earnings ($millions)(3)	$7.6	$6.0	19%	($81.2)	$16.3	$0.2
Operating Cash Flows before Movements in Working Capital and Income Taxes ($millions) (2)	$19.0	$25.4	(25%)	$20.4	$37.2	$34.8
Cash and Cash Equivalents ($millions)	$66.7	$41.5	61%	$54.8	$67.5	$78.9
Working Capital ($millions)(1)	$46.1	$18.7	142%	$32.8	$69.6	$80.4
Shareholders
Earnings per Share ("EPS") - Basic	$0.06	$0.05	21%	($0.69)	$0.14	$0.00
Adjusted EPS(1)	$0.02	$0.06	(79%)	$0.05	$0.22	$0.07
Cash Flow per Share(1)	$0.16	$0.22	(27%)	$0.17	$0.32	$0.30
Weighted Average Shares Outstanding for the Periods	117,490,053	117,227,432	0%	117,030,825	116,903,753	116,921,685

(1)

The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

(3)

Net loss in the fourth quarter and year ended December 31, 2013 includes an impairment charge on goodwill and mining interests of $28.8 million and a non-cash charge of $38.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013.

FINANCIAL REVIEW

The Company generated revenues of $66.9 million for the second quarter of 2014, a 3% increase compared to the previous quarter primarily due to a 6% increase in production.

Net earnings increased $1.6 million to $7.6 million, or $0.06 per share, compared to $6.0 million, or $0.05 per share in the previous quarter.

Mine operating earnings decreased $7.1 million to $9.5 million compared to the previous quarter. The decrease is primarily due to a $2.5 million write-down of over-valued work in process inventories, a 6% decrease in average realized silver price per ounce and 10% increase in depletion, depreciation and amortization.

Cash flows from operations before movements in working capital and income taxes in the second quarter totaled $19.0 million ($0.16 per share), compared to $25.4 million ($0.22 per share) in the previous quarter. The decrease is primarily due a reduction in mine operating earnings and foreign exchange loss.

OPERATIONAL REVIEW

Total production in the second quarter increased to a record 3,855,223 silver equivalent ounces (“SEOs”), an increase of 6% compared to the previous quarter. The production growth was primarily due to higher throughput rates at Del Toro and San Martin following each of their respective expansions.

The consolidated average head grade for the second quarter was 212 grams per tonne (“g/t”), relatively unchanged compared to the previous quarter.

Total ore processed during the second quarter amounted to 671,024 tonnes, representing a 5% increase compared to the previous quarter primarily driven by higher throughputs at Del Toro (+21%) and San Martin (+23%).

COSTS AND CAPITAL EXPENDITURES

Cash costs per ounce in the second quarter were $9.63, a 3% decrease from the previous quarter. The reduction in cash costs are primarily attributed to economies of scale from increased production and lower costs at Del Toro and San Martin.

AISC in the second quarter were $18.18 per payable silver ounce, a 3% decrease from the previous quarter. AISC is expected to further decline throughout the second half of 2014 as Del Toro and San Martin continue to improve operationally following their recent plant expansions. Production costs were $51.81 per tonne in the second quarter, a 3% decrease from the previous quarter.

Capital expenditures in the second quarter were $24.2 million, including $6.9 million at Del Toro, $6.8 million at La Encantada, $4.1 million at La Parrilla, $3.2 million at San Martin and $2.5 million at La Guitarra. Compared to the previous quarter, capital expenditures decreased 31% as the construction activity at Del Toro and San Martin near completion. In the second half of 2014, the Company is planning to invest a total of $29.0 million on sustaining capital for current operations and $30.1 million for expansionary capital.

MINE OPERATIONS

La Encantada Silver Mine

A total of 1,079,122 SEOs were produced by the La Encantada plant during the quarter. This represents an increase of 3% compared the previous quarter.

Cash costs were $8.67 per ounce, unchanged compared to the previous quarter.

The Company’s plan to increase production levels to 3,000 tpd has been postponed due to budget cuts. The $9 million investment, originally scheduled to begin in July 2014, is now planned to begin in the first quarter of 2015. This expansion will include the installation of a new 24’ x 14’ ball mill, which is currently on site, along with the installation of new primary and secondary crushers. The expansion is anticipated to be completed in mid-2015, however, remains subject to budget constraints in the current market. Expected silver production at La Encantada for the full year remains unchanged in the range of 4.1 to 4.3 million ounces due to higher head grades offset by the mill feed rate.

La Parrilla Silver Mine

A total of 1,142,433 SEOs were produced at La Parrilla during the quarter. Production decreased by 5% compared to the previous quarter due to an 8% reduction in ore processed.

Cash costs were $5.76 per ounce, a 7% decrease compared to the previous quarter. The reduction in cash costs at La Parrilla is primarily attributed to an increase in by-product credits from higher lead and zinc production.

Del Toro Silver Mine

Total production at Del Toro was 899,710 SEOs, a 12% increase compared to the previous quarter due to higher throughput levels.

Cash costs per ounce were $14.70, a decrease of 11% compared the previous quarter. The decrease was primarily attributed to higher production levels and the decrease of diesel energy generation and the associated generator rental costs due to the connection of the temporary 34kV power line. Cash cost per ounce is expected to further decline in second half of 2014 when the larger 115kV power line is completed and the milling and metallurgical processes stabilize. The construction of the 115kV power line from the State of Durango is expected to be completed and fully tested by September 2014. Once completed, the Del Toro operation will be fully connected to the Mexican power grid allowing for further cost reductions.

San Martin Silver Mine

A total of 510,697 SEOs were produced at San Martin during the quarter. Production increased by 58% compared to the previous quarter and set a new quarterly production record.

Cash costs were $10.02 per ounce, a 23% decrease compared to the previous quarter. The reduction in cash costs are attributed to higher grades and production levels following the recent plant expansion.

La Guitarra Silver Mine

A total of 223,262 SEOs were produced at La Guitarra during the quarter. Silver production increased by 13% to 128,912 ounces largely due to higher head grades but not enough to offset a 13% reduction in total production compared to the previous quarter. The decrease in total equivalent production was primarily due to lower gold credits.

Cash costs were $9.48 per ounce, an increase of 29% compared to the previous quarter. The increase was primarily attributed to a decrease in gold by-product credits.

OUTLOOK

The Company is maintaining its previously announced 2014 production guidance of 12.7 to 13.3 million ounces of silver (14.8 to 15.6 million SEOs). Due to the revised timing of the La Encantada expansion project, the Company is modifying its expected cost guidance for 2014. Full year cash cost are expected to remain in line with the previous annual guidance of $8.67 to $9.12 per payable silver ounce. However, sustaining costs are expected to increase from the original guidance range of $4.66 to $4.90 per ounce to the revised range of $5.40 to $5.56 per ounce. Including some improvements in general and administration costs and lower share-based payments, the revised AISC per ounce is now expected to be in the range of $16.66 to $16.96, compared to the previous guidance of $15.87 to $16.69.

To date, the Company has produced 6.0 million ounces of silver (or 7.5 million SEOs) at an average cash cost of $9.75 per silver ounce (net of by-products) and AISC of $18.46 per payable silver ounce.

CONFERENCE CALL AND WEBCAST

A conference call and webcast will be held today, August 13, 2014 at 11:00 a.m. PDT (2:00 p.m. EDT) to review and discuss the second quarter results. To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.